The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 7, 2008

Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01
Pricing Supplement No. 2008-MTNDD347 Dated          , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)
Medium-Term Notes, Series D

Citigroup Funding Inc.

Principal Protected Contingent Coupon Notes
Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2011
$10 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes have a maturity of approximately three years and will mature on , 2011. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last contingent coupon, if any.

•	The notes will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will be based upon the return of the iShares® MSCI Emerging Markets Index Fund during each contingent coupon period. A contingent coupon, if any, is payable on November , 2009; November , 2010; and on the maturity date (which we refer to as contingent coupon payment dates).

•	The contingent coupon amount payable, if any, on any contingent coupon payment date will depend on the closing price of the iShares® MSCI Emerging Markets Index Fund shares (which we refer to as the fund shares) on the fifth trading day before the related contingent coupon payment date (which we refer to as a contingent coupon determination date), will be based either on the percentage change of the closing price of the fund shares during the relevant contingent coupon period or on the fixed return described below, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each contingent coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the percentage change in the closing price of the fund shares (which we refer to as the fund percentage change) from the date on which the starting price of the fund shares applicable to such contingent coupon period is fixed (which we refer to as a fixing date) to the related contingent coupon determination date, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to approximately 19% to 22% (to be determined on the date the notes are priced for initial sale to the public, which we refer to as the pricing date) of the closing price of the fund shares on the applicable fixing date; provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is negative, the fund percentage change will equal 0%. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will vary but will not be more than approximately $1.90 to $2.20 (to be determined on the pricing date) nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of approximately 3.50% to 4.50% (to be determined on the pricing date), if the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date is greater than approximately 19% to 22% (to be determined on the pricing date) of the closing price of the fund shares on the applicable fixing date, regardless of the fund percentage change. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will be approximately $0.35 to $0.45 (to be determined on the pricing date).

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-8.

The notes represent obligations of Citigroup Funding Inc. only. The iShares® MSCI Emerging Markets Index Fund is not involved in any way in this offering and has no obligations relating to the notes or to the holders of the notes. iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.000	$
Underwriting Discount	$0.275	$
Proceeds to Citigroup Funding Inc.	$9.725	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.275 for each $10.000 Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets not more than $0.250 from this underwriting fee for each Note they sell. Citigroup Global Markets will pay Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, a fixed sales commission of $0.250 from this underwriting fee for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Note declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about          , 2008.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Principal Protected Contingent Coupon Notes Based Upon the iShares® MSCI Emerging Markets Index Fund, or the notes, are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and have a maturity of approximately three years. The notes are 100% principal protected if held to maturity and will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will depend on the closing price of the iShares® MSCI Emerging Markets Index Fund shares (which we refer to as the fund shares) on every trading day in each contingent coupon period.

For each contingent coupon period, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date does not exceed the starting price by more than approximately 19% to 22% (to be determined on the pricing date) and the fund percentage change is positive, the payment you receive on the related contingent coupon payment date for each $10 note you hold will be based on the fund percentage change and will be an amount not greater than approximately $1.90 to $2.20 (to be determined on the pricing date). If the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date does not exceed the starting price by more than approximately 19% to 22% (to be determined on the pricing date) and the fund percentage change is zero because the percentage change from the starting price to the ending price is zero or negative, you will not receive any payment on the related contingent coupon payment date. If, however, the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date exceeds the starting price by more than approximately 19% to 22% (to be determined on the pricing date), the return on the notes on the related contingent coupon payment date will be limited to a fixed return equal to approximately 3.50% to 4.50% (to be determined on the pricing date), or approximately $0.35 to $0.45 (to be determined on the pricing date) per note, regardless of the fund percentage change.

The first contingent coupon period begins on and includes the pricing date and continues to and includes the first contingent coupon determination date. The fixing date for the first contingent coupon period is the pricing date and the contingent coupon determination date will be October   , 2009 (five trading days before the first contingent coupon payment date). The second contingent coupon period begins on and includes October   , 2009 and continues to and includes the second contingent coupon determination date. The fixing date for the second contingent coupon period is October   , 2009 and the contingent coupon determination date will be October   , 2010 (five trading days before the second contingent coupon payment date). The third contingent coupon period begins on and includes October   , 2010 and continues to and includes the third contingent coupon determination date. The fixing date for the third contingent coupon payment date is October   , 2010 and the contingent coupon determination date will be October   , 2011 (five trading days before the maturity date).

The notes mature on          , 2011 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System”

in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing price of the fund shares. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Contingent Coupons on the Notes?

The contingent coupon amount payable on the notes will vary and may be zero. A contingent coupon, if any, is payable annually on November   , 2009; November   , 2010; and on the maturity date and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks upon which the iShares® MSCI Emerging Markets Index Fund is based.

How Will the Contingent Coupon Amount Be Calculated?

The contingent coupon amount payable, if any, on any contingent coupon payment date will depend on the closing price of the fund shares during the applicable contingent coupon period, will be based either on the percentage change of the closing price of the fund shares during the applicable contingent coupon period or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each contingent coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the fund percentage change from the applicable fixing date to the related contingent coupon determination date, if the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to approximately 19% to 22% (to be determined on the pricing date) of the closing price of the fund shares on the applicable fixing date; provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is negative, the fund percentage change will equal 0%. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will vary but will not be more than approximately $1.90 to $2.20 (to be determined on the pricing date) nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of approximately 3.50% to 4.50% (to be determined on the pricing date), if the closing price of the fund shares on any trading day from the applicable fixing date up to and including the related contingent coupon determination date is greater than approximately 19% to 22% (to be determined on the pricing date) of the closing price of the fund shares on the applicable fixing date, regardless of the fund percentage change. In this case, the contingent coupon amount you will receive on the applicable contingent coupon payment date per note will be approximately $0.35 to $0.45 (to be determined on the pricing date).

The first contingent coupon period begins on and includes the pricing date and continues to and includes the first contingent coupon determination date. The second contingent coupon period begins on and includes October   , 2009 and continues to and includes the second contingent coupon determination date. The third contingent coupon period begins on and includes October   , 2010 and continues to and includes the third contingent coupon determination date.

The fixing date for the first contingent coupon period is the pricing date; for the second contingent coupon period is October   , 2009; and for the third contingent coupon period is October   , 2010.

The contingent coupon determination date for each contingent coupon period will be the fifth trading day before the related contingent coupon payment date.

The fund percentage change will equal the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date, expressed as a percentage:

Ending Price − Starting Price
Starting Price

provided that if the percentage change in the closing price of the fund shares from the applicable fixing date to the related contingent coupon determination date is negative, the fund percentage change will be 0%.

The starting price will equal the closing price of the fund shares on the applicable fixing date.

The ending price will equal the closing price of the fund shares on the applicable contingent coupon determination date.

The pricing date will be the date on which the notes are initially priced for sale to the public.

For more specific information about the determination of a trading day and the effect of a market disruption event on the determination of the contingent coupon amount payable on any contingent coupon payment date, please see “Description of the Notes — Contingent Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on          , 2011. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last contingent coupon, if any.

Where Can I Find Examples of Hypothetical Contingent Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical contingent coupon amounts payable on a contingent coupon payment date, see “Description of the Notes — Hypothetical Contingent Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

What Is the iShares® MSCI Emerging Markets Index Fund?

Each fund share represents a beneficial interest in the iShares® MSCI Emerging Markets Index Fund (which we also refer to as the fund), which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of June 30, 2008, the fund’s holdings by country, with such country holding expressed as a percentage of total fund holdings in parentheses, were: Brazil (16.40%), China (11.99%), South Korea (11.95%), the Russian Federation (10.62%), Taiwan (9.94%), South Africa (7.45%), Mexico (5.56%), India (5.26%), Israel (3.71%), Chile (2.36%), the Czech Republic (2.32%), Thailand (1.95%), Hong Kong (1.88%), Indonesia (1.81%), Hungary (1.45%), Argentina (0.98%), the Philippines (0.87%), Turkey (0.81%), Egypt (0.81%), Malaysia (0.56%), Peru (0.51%), the United States (0.34%) and Colombia (0.10%). As of June 30, 2008, the fund’s five largest holdings were OAO Gazprom (REG S ADR), Samsung Electronics (GDR REG S 144A), Petroleo Brasileiro S.A. (ADR), Taiwan Semiconductor (SP ADR) and Posco (ADR).

The fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. The fund’s top portfolio holdings can be found on the iShares® website, available at www.ishares.com. The fund does not fully replicate the MSCI Emerging Markets Index and may hold securities not included in the MSCI Emerging Markets Index. Therefore, the fund is subject to management risk. Management risk is the risk that the fund’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. See “Risk Factors — The Closing Price of the Index Fund Shares May Not Completely Track the Value of the MSCI Emerging Markets Index.” Additionally, the MSCI Emerging Markets Index includes securities that trade on different international stock markets and in different local currencies while the fund shares trade in U.S. dollars on the NYSE Arca under the symbol “EEM.”

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the fund shares or the stocks of the companies included in the MSCI Emerging Markets Index.

Additional information on the fund, including its makeup, method of calculation and changes in its components, is included in this pricing supplement under “Description of the iShares® MSCI Emerging Markets Index Fund.” All such disclosures in this pricing supplement on the fund are derived from publicly available information. None of Citigroup Funding, Citigroup Inc. or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the fund shares or the securities of the companies included in the fund.

What Is the MSCI Emerging Markets Index and What Does It Measure?

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of emerging markets. It was launched on April 7, 2003 at an initial price of $33.33. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of October 31, 2007 were as follows: Financials (21.56%), Energy (17.27%), Materials (15.72%), Information Technology (13.61%) and Telecommunication Services (12.07%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI Barra on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the MSCI Emerging Markets Index.

How Have the iShares® MSCI Emerging Markets Index Fund Shares Performed Historically?

The Fund Shares have been listed on NYSE Arca under the symbol “EEM” since December 6, 2007. From February 16, 2007 to December 6, 2007, the Fund Shares were listed on the New York Stock Exchange; and from April 7, 2003 to February 15, 2007, the Fund Shares were listed on the American Stock Exchange. We have provided a graph showing the daily closing prices of the fund shares, as reported on these stock exchanges, from April 11, 2003 to October 6, 2008, as well as a table showing the monthly high and low closing prices for the fund shares and dividends paid on such shares for each quarter since the first quarter of 2003. You can find this graph and this table in the section “Historical Data on the Fund Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the fund shares in recent years. However, past performance is not indicative of how the fund shares will perform in the future.

You should also refer to the section “Risk Factors — The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as contingent coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the MSCI Emerging Markets Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Emerging Markets Index or the stocks included in the MSCI Emerging Markets Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal

Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the price of the fund shares and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be Zero

Your contingent coupon amount payable, if any, will depend on the closing price of the fund shares during the applicable contingent coupon period and will be based either on the fund percentage change or the fixed return, as applicable. If (i) the closing price of the fund shares on every trading day from the applicable fixing date up to and including the related contingent coupon determination date is less than or equal to approximately 19% to 22% (to be determined on the pricing date) of the starting price, and (ii) the ending price of the fund shares is less than or equal to the starting price, then you will not receive any coupon payment for that contingent coupon period, even if the closing price of the fund shares is greater than its starting price at one or more times during that contingent coupon period. If this is true in all three contingent coupon periods, you will not receive any contingent coupon payments on the notes and your total return on the notes will be zero. Because of the possibility of a zero return, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the fund shares or an investment in some or all of the stocks included in the MSCI Emerging Funds Index.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing price of the fund shares on any trading day from the applicable fixing date up to and including the relevant contingent coupon determination date is greater than approximately 19% to 22% (to be determined on the pricing date) of the starting price, you will receive a fixed return equal to approximately 3.50% to 4.50% (to be determined on the pricing date), regardless of the fund percentage change. In this case, if the fund shares appreciate more than approximately 3.50% to 4.50% during the relevant contingent coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during any contingent coupon period is limited to approximately 19% to 22% (to be determined on the pricing date).

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing price of the fund shares has not exceeded approximately 19% to 22% (to be determined on the pricing date) of the starting price in any contingent coupon period, if the ending price of the fund shares is less than      (an increase of     % from the starting price of the fund shares), the yield on the notes for that contingent coupon period will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Will Depend on a Number of Factors

We believe that the value of your notes will be affected by the supply of and demand for the notes, the trading price of the fund shares, interest rates and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Price of the Fund Shares.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the trading price of the fund shares changes from the starting price in each contingent coupon period. However, changes in the trading price of the fund shares may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to a contingent coupon determination date, even if the closing price of the fund shares has been less than or equal to approximately 19% to 22% (to be determined on the pricing date) of the starting price at all times during the relevant contingent coupon period up to and including the time of sale, you may receive substantially less than the amount that would be payable at the related contingent coupon payment date based on the closing price at the time of sale because of expectations that the price of the fund shares will continue to fluctuate between that time and the time when the ending price of the fund shares is determined. In addition, significant increases in the closing price of the fund shares may result in a decrease in the market value of the notes because if the closing price of the fund shares on any trading day after the applicable fixing date up to and including the related contingent coupon determination date is greater than approximately 19% to 22% (to be determined on the pricing date) of the starting price, the amount you can receive on the related contingent coupon payment date for each $10 note you then hold will be limited to approximately $1.90 to $2.10 (to be determined on the pricing date).

Trading prices of the stocks included in the MSCI Emerging Markets Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which those stocks are traded, and by various circumstances that can influence the prices of such stocks in a specific market segment of a particular index. Citigroup Funding’s hedging activities, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the stocks included in the MSCI Emerging Markets Index and, therefore, the closing price of the fund shares and the market value of the notes.

Volatility of the Fund Shares.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the trading price of the fund shares changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Events Involving the Companies Included in the MSCI Emerging Markets Index.  General economic conditions and earnings results of the companies whose stocks are included in the MSCI Emerging Markets Index and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the note return amount does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

The Notes are Subject to Geographic Risks.  The economies of certain emerging markets have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, commodities (such as oil, gas and minerals) represent a significant percentage of emerging markets’ exports and such economies are particularly sensitive to fluctuations in commodity prices. Adverse economic events in one country may have a significant adverse effect on nearby countries. As a result, the market value of the notes will be affected by events taking place in the emerging markets.

The Notes Are Subject to Currency Exchange Rate Risks.  Because the closing price of the fund shares generally reflects the U.S. dollar value of the stocks represented in the MSCI Emerging Markets Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the stocks represented in the MSCI Emerging Markets Index. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the fund shares will be adversely affected and the amount you receive on a contingent coupon payment date or the market value upon sale prior to a contingent coupon payment date may be reduced.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the trading price of the fund shares. A “time premium” or “discount” results from expectations concerning the trading price of the fund shares during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in the fund shares or one or more of the stocks included in the MSCI Emerging Markets Index or in the other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Emerging Markets Index or the stocks included in the MSCI Emerging Markets Index. This hedging activity could affect the price of the fund shares and therefore the market value of the notes. It is possible that our affiliates may profit from this hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results.  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Trading Price and the Ending Price of the Fund Shares May Not Completely Track the Value of the MSCI Emerging Markets Index

Although the trading price of the fund shares is expected to generally mirror the value of the MSCI Emerging Markets Index, the trading price of the fund shares may not completely track the value of the MSCI Emerging Markets Index. The trading price of the fund shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Additionally, because the fund may hold a small percentage of securities other than the stocks included in the MSCI Emerging Markets Index, the fund may not fully replicate the performance of the MSCI Emerging Markets Index. See “Description of the MSCI Emerging Markets Index” in this pricing supplement.

The Historical Performance of the Fund Shares Is Not an Indication of the Future Performance of the Fund Shares

The historical performance of the fund shares, which is included in this pricing supplement, should not be taken as an indication of the future performance of the fund shares during the term of the notes. Changes in the trading price of the fund shares will affect the value of the notes, but it is impossible to predict whether the trading price of the fund shares will fall or rise.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a Different Combination of Securities from Emerging Markets

The trading price of the fund shares will be primarily determined by the value of the stocks included in the MSCI Emerging Markets Index. There is no guarantee that this combination of securities will actually perform better than a different combination of securities from emerging equity markets and may cause your return on the notes, if any, to be less than the return on a note linked to a different combination of securities from emerging equity markets.

The Return on the Notes May Be Lower Than the Return of a Note Based Upon a More Diverse Index

All or substantially all of the securities held by the fund are issued by public companies that are listed on emerging equity markets. Because the value of the notes is linked to the performance of the fund, an investment in these notes will be concentrated in public companies listed on emerging equity markets. The economies of certain emerging markets have experienced high interest rates, economic volatility, inflation, currency devaluations and high unemployment rates. In addition, to the extent that the MSCI Emerging Markets Index is concentrated in the securities of companies in a particular market, industry, group of industries, sector or asset class, the Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting emerging equity markets than an investment in notes based upon securities of a more broadly diversified geographic segment or group of issuers.

The Trading Price of the Fund Shares and the Notes Will Be Affected by Conditions in the Relevant Securities Markets

The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the fund have been issued by companies in different emerging markets and are traded on different stock exchanges. Although the market price of the fund shares is not directly tied to the value of the MSCI Emerging Markets Index or the price of the stocks included in the MSCI Emerging Markets Index, the market price of the fund shares is expected to correspond generally to the value of those publicly traded equity securities in the relevant equity markets, as compiled and weighted by the MSCI Emerging Markets Index.

Investments in securities linked to the value of the international equity markets involve certain risks. Emerging markets may be more volatile than the U.S. or other securities markets. Also, there is generally less publicly available information about foreign companies than about U.S. companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. companies.

Securities prices in emerging markets are subject to political, economic, financial and social factors that apply in such emerging markets. These factors, which could negatively affect the securities markets in relevant emerging markets, include the possibility of recent or future changes in the political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in relevant equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, the economies of emerging markets may differ favorably or unfavorably from the U.S. economy in such respects as the growth of gross national product, rate of inflation, capital investment, resources and self-sufficiency.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the Index Fund Shares or the Stocks Included in the MSCI Emerging Markets Index

Your return on the notes, if any, will not reflect the return you would realize if you actually owned the fund shares or the stocks included in the MSCI Emerging Markets Index because the notes do not provide a return directly linked to the actual appreciation of the fund shares or the stocks included in the MSCI Emerging Markets Index, nor do they take into consideration the value of any dividends paid on the fund shares or the stocks included in the MSCI Emerging Markets Index. As a result, the return on the notes may be less than the return you would realize if you actually owned the fund shares or the stocks included in the MSCI Emerging Markets Index, even if you participate fully in the appreciation of the fund shares.

Moreover, the fund does not invest in every security included in the MSCI Emerging Markets Index but rather engages in a representative sampling. See “Description of iShares® MSCI Emerging Markets Index Fund — iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund” in this pricing supplement.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the MSCI Emerging Markets Index or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the fund shares, the stocks included in the MSCI Emerging Markets Index or derivative instruments relating to the fund shares, the MSCI Emerging Markets Index or such stocks for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the MSCI Emerging Markets Index and, thus, the trading price of the fund shares and the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the fund shares or one or more of the stocks included in the MSCI Emerging Markets Index or in other instruments, such as options, swaps or futures, based upon the fund shares, the MSCI Emerging Markets Index or the stocks included in the MSCI Emerging Markets Index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the trading price of the fund shares and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Fund or Any Issuer of Any Stock Included in the MSCI Emerging Markets Index

You will have no rights against the fund, the publisher of the MSCI Emerging Markets Index or any issuer of any stock included in the MSCI Emerging Markets Index, even though the amount you receive on a contingent coupon payment date will depend on the daily closing price and the ending price of the fund shares, which depends, in part, on the prices of the stocks included in the MSCI Emerging Markets Index. By investing in the notes, you will not acquire any fund shares nor any shares of stocks included in the MSCI Emerging Markets Index and you will not receive any dividends or other distributions, if any, with respect to the fund shares or the stocks included in the MSCI Emerging Markets Index. The fund, the index publisher and the issuers of the stocks included in the MSCI Emerging Markets Index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Principal Protected Contingent Coupon Notes Based Upon the iShares® MSCI Emerging Markets Index Fund (the “Notes”) are investments linked to an exchange-traded fund that are offered by Citigroup Funding Inc. and have a maturity of approximately three years. The Notes are 100% principal protected if held to maturity and will pay a contingent coupon, if any, annually at a variable rate, which may be zero, and will depend on the Closing Price of the iShares® MSCI Emerging Markets Index Fund shares (the Fund Shares) on every Trading Date in each Contingent Coupon Period.

For each Contingent Coupon Period, if the closing price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date does not exceed the Starting Price by more than approximately 19% to 22% (to be determined on the Pricing Date) and the Fund Percentage Change is positive, the payment you receive on the related Contingent Coupon Payment Date for each $10 Note you hold will be based on the Fund Percentage Change and will be an amount not greater than approximately $1.90 to $2.20 (to be determined on the Pricing Date). If the closing price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date does not exceed the Starting Price by more than approximately 19% to 22% (to be determined on the Pricing Date) and the Fund Percentage Change is zero because the percentage change from the Starting Price to the Ending Price is zero or negative, you will not receive any payment on the related Contingent Coupon Payment Date. If, however, the closing price of the Fund Shares on any Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date exceeds the Starting Price by more than approximately 19% to 22% (to be determined on the Pricing Date), the return on the Notes on the related Contingent Coupon Payment Date will be limited to a fixed return equal to approximately 3.50% to 4.50% (to be determined on the Pricing Date), or approximately $0.35 to $0.45 (to be determined on the Pricing Date) per Note, regardless of the Fund Percentage Change.

The first Contingent Coupon Period begins on and includes the Pricing Date and continues to and includes the first Contingent Coupon Determination Date. The Fixing Date for the first Contingent Coupon Period is the Pricing Date and the Contingent Coupon Determination Date will be October   , 2009 (five Trading Days before the first Contingent Coupon Payment Date). The second Contingent Coupon Period begins on and includes October   , 2009 and continues to and includes the second Contingent Coupon Determination Date. The Fixing Date for the second Contingent Coupon Period is October   , 2009 and the Contingent Coupon Determination Date will be October   , 2010 (five Trading Days before the second Contingent Coupon Payment Date). The third Contingent Coupon Period begins on and includes October   , 2010 and continues to and includes the third Contingent Coupon Determination Date. The Fixing Date for the third Contingent Coupon Payment Date is October   , 2010 and the Contingent Coupon Determination Date will be October   , 2011 (five Trading Days before the Maturity Date).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $      (      Notes). The Notes will mature on          , 2011. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on          , 2011. If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last contingent coupon, if any.

Contingent Coupon Amount

The Contingent Coupon Amount payable on the Notes will vary and may be zero. A contingent coupon, if any, is payable annually on November   , 2009; November   , 2010; and on the maturity date and will be calculated as described below. Please note, however, you will not be entitled to receive dividend payments or other distributions, if any, made on the fund shares or the stocks upon which the iShares® MSCI Emerging Markets Index Fund is based.

The Contingent Coupon Amount payable, if any, on any Contingent Coupon Payment Date will depend on the Closing Price of the Fund Shares during the applicable Contingent Coupon Period, will be based either on the percentage change of the Closing Price of the Fund Shares during the applicable Contingent Coupon Period or the fixed return, as applicable, and may be positive or zero. Thus, for each $10 principal amount note held, you will receive on each Contingent Coupon Payment Date either:

•	an amount equal to the product of (a) $10 and (b) the Fund Percentage Change from the applicable Fixing Date to the related Contingent Coupon Determination Date, if the Closing Price of the Fund Shares on every trading day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to approximately 19% to 22% (to be determined on the Pricing Date) of the Closing Price of the Fund Shares on the applicable Fixing Date; provided that if the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date is negative, the Fund Percentage Change will equal 0%. In this case, the Contingent Coupon Amount you will receive on the applicable Contingent Coupon Payment Date per Note will vary but will not be more than approximately $1.90 to $2.20 (to be determined on the Pricing Date) nor less than $0; or

•	an amount equal to the product of (a) $10 and (b) a fixed return of approximately 3.50% to 4.50% (to be determined on the Pricing Date), if the Closing Price of the Fund Shares on any trading day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than approximately 19% to 22% (to be determined on the Pricing Date) of the Closing Price of the Fund Shares on the applicable Fixing Date, regardless of the Fund Percentage Change. In this case, the contingent coupon amount you will receive on the applicable Contingent Coupon Payment Date per note will be approximately $0.35 to $0.45 (to be determined on the Pricing Date).

The first Contingent Coupon Period begins on and includes the Pricing Date and continues to and includes the first Contingent Coupon Determination Date. The second Contingent Coupon Period begins on and includes October   , 2009 and continues to and includes the second Contingent Coupon Determination Date. The third Contingent Coupon Period begins on and includes October   , 2010 and continues to and includes the third Contingent Coupon Determination Date.

The Fixing Date for the first Contingent Coupon Period is the Pricing Date; for the second Contingent Coupon Period is October   , 2009; and for the third Contingent Coupon Period is October   , 2010.

The Contingent Coupon Determination Date for each Contingent Coupon Period will be the fifth trading day before the related Contingent Coupon Payment Date.

The Fund Percentage Change will equal the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date, expressed as a percentage:

Ending Price − Starting Price
Starting Price

provided that if the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date is negative, the Fund Percentage Change will be 0%.

The Starting Price will equal the Closing Price of the Fund Shares on the applicable Fixing Date.

The Ending Price will equal the Closing Price of the Fund Shares on the applicable Contingent Coupon Determination Date.

The Pricing Date will be the date on which the Notes are initially priced for sale to the public.

Unless specified otherwise in the applicable offering summary as superseded after pricing by the related pricing supplement, the coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on the fifth Business Day preceding the Contingent Coupon Payment Date. If a Contingent Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Contingent Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Contingent Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Closing Price” of the Fund Shares (or any other security for which a Closing Price must be determined as described under “— Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® MSCI Emerging Markets Index Fund” below) on any date of determination will be (1) if the shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the shares are listed or admitted to trading or (2) if the shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the shares are listed or admitted to trading on such exchange), the last quoted bid price for the shares in the over-the-counter market on that date as reported on the OTC Bulletin Board, Pink Sheets LLC or a similar organization. The determination of the Closing Price by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Trading Days on which a Market Disruption Event is occurring, but not past the fifth Trading Day prior to maturity. If no sale price is available pursuant to clauses (1) or (2) above or if there is a Market Disruption Event, the Closing Price on any date of determination, unless deferred by the Calculation Agent as described in the preceding sentence, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Fund Shares or other security obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent. The terms “OTC Bulletin Board” and “Pink Sheets LLC” will include any successors to such services.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, on the applicable exchange or market, of accurate price, volume or related information (with respect to the Closing Price only, for a period longer than two hours, or during the one-half hour period preceding the close of trading) in respect of (a) the Fund Shares (or any other security for which a Closing Price must be determined) on any exchange or market, (b) stocks which then comprise 20% or more of the value of the MSCI Emerging Markets Index or any successor index or (c) any options contracts or futures contracts relating to the Fund Shares (or other security), or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the MSCI Emerging Markets Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the MSCI Emerging Markets Index will be based on a comparison of the portion of the value of the MSCI Emerging Markets Index attributable to that security relative to the overall value of the MSCI Emerging Markets, in each case immediately before that suspension or limitation.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States, or in the case of a security traded in one or more non-U.S. securities exchanges or markets, on the principal non-U.S. securities exchange or market for such security.

Hypothetical Contingent Coupon Amounts

Each Contingent Coupon Amount will depend on the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date and will be based either on the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date or the fixed return, as applicable. Because the Closing Price of the Fund Shares may be subject to significant variations during each Contingent Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Contingent Coupon Amounts. The examples of hypothetical Contingent Coupon Amounts set forth below are intended to illustrate the effect of different Ending Prices of the Fund Shares on the return on the Notes for each Contingent Coupon Period, depending on whether the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price or greater than 20% of the Starting Price. All of the hypothetical examples assume an investment in the Notes of $10; that the Starting Price is $35; that the threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return is 20%; that an increase of 20% from the Starting Price is $42; that the fixed return is 4%, that the term of the Contingent Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Contingent Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to $42, the return will be equal to the Fund Percentage Change and, so long as the hypothetical Ending Price is greater than the hypothetical Starting Price, the Contingent Coupon Amount will be greater than $0 per Note. If, however, the hypothetical Closing Price of the Fund Shares on any Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than $42, the Contingent Coupon Amount will be equal to the fixed return, regardless of whether the hypothetical Ending Price is greater than or less than the hypothetical Starting Price.

		Scenario I:
		All Closing Prices Are		Scenario II:
Hypothetical		Less Than or Equal to $42		One or More Closing Prices Are Greater Than $42
Ending Price of the	Fund Percentage	Annual	Contingent Coupon	Annual	Contingent Coupon
Fund Shares	Change	Return	Amount	Return	Amount

$17.50	−50%	0%	$0.00	4%	$0.40
$19.25	−45%	0%	$0.00	4%	$0.40
$21.00	−40%	0%	$0.00	4%	$0.40
$22.75	−35%	0%	$0.00	4%	$0.40
$24.50	−30%	0%	$0.00	4%	$0.40
$26.25	−25%	0%	$0.00	4%	$0.40
$28.00	−20%	0%	$0.00	4%	$0.40
$29.75	−15%	0%	$0.00	4%	$0.40
$31.50	−10%	0%	$0.00	4%	$0.40
$33.25	−5%	0%	$0.00	4%	$0.40
$35.00	0%	0%	$0.00	4%	$0.40
$36.75	5%	5%	$0.50	4%	$0.40
$38.50	10%	10%	$1.00	4%	$0.40
$40.25	15%	15%	$1.50	4%	$0.40
$42.00	20%	20%	$2.00	4%	$0.40
$45.50	30%	N/A	N/A	4%	$0.40
$49.00	40%	N/A	N/A	4%	$0.40
$52.50	50%	N/A	N/A	4%	$0.40
$56.00	60%	N/A	N/A	4%	$0.40
$59.50	70%	N/A	N/A	4%	$0.40
$63.00	80%	N/A	N/A	4%	$0.40

The examples are for purposes of illustration only. The actual Contingent Coupon Amount, if any, for each Contingent Coupon Period will depend on the actual Closing Prices, the actual Starting Price, the actual Ending Price and the actual threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return, the actual fixed return and other relevant parameters.

Hypothetical Total Return on the Notes

The total return on the Notes, if any, will depend on the Contingent Coupon Amount for each of the three Contingent Coupon Periods during the term of the Notes. Each Contingent Coupon Amount will depend on the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date and will be based either on the percentage change in the Closing Price of the Fund Shares from the applicable Fixing Date to the related Contingent Coupon Determination Date or the fixed return, as applicable. Because the Closing Price of the Fund Shares may be subject to significant variations during each Contingent Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The examples of hypothetical total returns on the Notes set forth below are intended to illustrate the effect of different Contingent Coupon Amounts on the total return on the Notes and, depending on whether the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price or greater than 20% of the Starting Price. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Fund Percentage Change or the fixed return is 20% of the Starting Price on the applicable Fixing Date; that the fixed return is 4%; that the term of the Notes is three years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Example 1

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 11.43%.

First Contingent Coupon Amount:	$10 × 11.43% = $1.143 per Note
Annual Return on the Notes:	11.43% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −20.51%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 × 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 6.45%.

Third Contingent Coupon Amount:	$10 × 6.45% = $0.645 per Note
Annual Return on the Notes:	6.45% per annum

Total Contingent Coupon Amounts:	$1.143 + $0.000 + $0.645 = $1.788 per Note
Total Return on the Notes:	17.88% (approximately 5.96% per annum)
Total Return on the Fund Shares:	−5.71%

Example 2

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −8.57%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

First Contingent Coupon Amount:	$10 × 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −12.50%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 × 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −14.29%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Third Contingent Coupon Amount:	$10 × 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

Total Contingent Coupon Amounts:	$0.000 + $0.000 + $0.000 = $0.000 per Note
Total Return on the Notes:	0.00% (approximately 0.00% per annum)
Total Return on the Fund Shares:	−31.43%

Example 3

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 37.14%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 4.00%.

First Contingent Coupon Amount:	$10 × 4.00% = $0.400 per Note
Annual Return on the Notes:	4.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −12.50%. However, because the Fund Percentage Change cannot be negative, the Fund Percentage Change will be 0%.

Second Contingent Coupon Amount:	$10 × 0% = $0.000 per Note
Annual Return on the Notes:	0.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to 20% of the Starting Price, and on the related Contingent Coupon Determination Date the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 4.76%.

Third Contingent Coupon Amount:	$10 × 4.76% = $0.476 per Note
Annual Return on the Notes:	4.76% per annum

Total Contingent Coupon Amounts:	$0.400 + $0.000 + $0.476 = $0.876 per Note
Total Return on the Notes:	8.76% (approximately 2.92% per annum)
Total Return on the Fund Shares:	25.71%

Example 4

During the first Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 25.71%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 4.00%.

First Contingent Coupon Amount:	$10 × 4.00% = $0.400 per Note
Annual Return on the Notes:	4.00% per annum

During the second Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 20% of the Starting Price, and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is less than the Starting Price and the percentage change in the closing price of the Fund Shares from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is −13.64%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change, which would be 0.00%, but is based on the fixed return of 4.00%.

Second Contingent Coupon Amount:	$10 × 4.00% = $0.400 per Note
Annual Return on the Notes:	4.00% per annum

During the third Contingent Coupon Period, the Closing Price of the Fund Shares on at least one Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is greater than 20% of the Starting Price, and on the related Contingent Coupon Determination Date the Closing Price of the Fund Shares is greater than the Starting Price and on the related Contingent Coupon Determination Date, the Closing Price of the Fund Shares is greater than the Starting Price and the Fund Percentage Change is 5.26%. In this case, the Contingent Coupon Amount is not based on the Fund Percentage Change but is limited to the fixed return of 4.00%.

Third Contingent Coupon Amount:	$10 × 4.00% = $0.400 per Note
Annual Return on the Notes:	4.00% per annum

Total Contingent Coupon Amounts:	$0.400 + $0.400 + $0.400 = $1.200 per Note
Total Return on the Notes:	12.00% (approximately 4.00% per annum)
Total Return on the Fund Shares:	14.29%

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Contingent Coupon Amount payable on each Contingent Coupon Payment Date.

Delisting or Suspension of Trading in the Fund Shares; Termination of the iShares® MSCI Emerging Markets Index Fund

If the Fund Shares are delisted from, or trading in the Fund Shares is suspended on, NYSE Arca and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion, to be comparable to the Fund Shares (any such securities, “Successor Shares”), the value of such Successor Shares will be substituted for all purposes, including but not limited to determining the Starting Price, Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund Shares are delisted from, or trading of the Fund Shares is suspended on, NYSE Arca and Successor Shares that the Calculation Agent determines to be comparable to the Fund Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the calculation agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Starting Price, Ending Price and the Closing Price on every Trading Day. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Fund is liquidated or otherwise terminated (a “Termination Event”), the Closing Price of the Fund Shares on each Trading Day from the date of the Termination Event up to and including the applicable Contingent Coupon Determination Date and the Ending Price will be determined by the Calculation Agent, in its sole discretion, and will be a fraction of the value of the MSCI Emerging Markets Index (or any Successor Index, as defined below) on such Trading Day (taking into account any material changes in the method of calculating the MSCI Emerging Markets Index represented by the Closing Price of the Fund Shares on the Trading Day prior to the occurrence of such Termination Event on which a Closing Price of the Fund was available. The Calculation Agent will cause notice of the Termination Event and calculation of the Closing Price and Ending Price as described above to be furnished to registered holders of the Notes.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Emerging Markets Index or if it or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to that of the MSCI Emerging Markets Index, then the value of the MSCI Emerging Markets Index will be determined by reference to the value of that index, which we refer to as a “Successor Index.” Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes.

If a Termination Event has occurred and Morgan Stanley Capital International Inc. discontinues publication of the MSCI Emerging Markets Index and a Successor Index is not selected by the Calculation Agent or is no longer published on each Trading Day from the date of the Termination Event up to and including the applicable Contingent Coupon Determination Date, the value to be substituted for the MSCI Emerging Markets Index for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the MSCI Emerging Markets Index prior to any such discontinuance. In such case, on each Trading Day until and including the date on which a determination by the Calculation Agent is made that a Successor Index is available, the Calculation Agent will determine the value that is to be used in determining the value of the MSCI Emerging Markets Index as described in this paragraph. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index may adversely affect the value of the Notes in any secondary market.

If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the MSCI Emerging Markets Index as described above, the Successor Index or value will be substituted for the MSCI Emerging Markets Index for all purposes including for purposes of determining whether a Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the MSCI Emerging Markets Index may adversely affect the value of the Notes in any secondary market.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the MSCI Emerging Markets Index or any Successor Index is changed in any material respect, or if the MSCI Emerging Markets Index or any Successor Index is in any other way modified so that the value of the MSCI Emerging Markets Index or the Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the MSCI Emerging Markets Index or the Successor Index as if the changes or modifications had not been made, and calculate the value of the index with reference to the MSCI Emerging Markets Index or the Successor Index. Accordingly, if the method of calculating the MSCI Emerging Markets Index or the Successor Index is modified so that the value of the MSCI Emerging Markets Index or the Successor Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Dilution Adjustments

The Starting Price will be subject to adjustment from time to time in certain situations. Any of these adjustments could have an impact on the amount to be paid by Citigroup Funding to you. Citigroup Global Markets, as Calculation Agent, will be responsible for the effectuation and calculation of any adjustment described herein and will furnish the trustee with notice of any adjustment.

If the Fund, after the Pricing Date,

(1) pays a share dividend or makes a distribution with respect to the Fund Shares in the form of the Fund Shares (excluding any share dividend or distribution for which the number of the Fund Shares paid or distributed is based on a fixed cash equivalent),

(2) subdivides or splits the Fund Shares into a greater number of shares,

(3) combines the Fund Shares into a smaller number of shares, or

(4) issues by reclassification of the Fund Shares other shares issued by the Fund,

then, in each of these cases, the Starting Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of the Fund Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (4) above, the number of such other shares issued by the Fund, and the denominator of which will be the number of the Fund Shares outstanding immediately before the event. In the event of a reclassification referred to in (4) above as a result of which no Fund Shares are outstanding, the Starting Price will be determined by reference to the other shares issued by the Fund in the reclassification. If any adjustment is made to the Starting Price, the determination of the relevant Contingent Coupon Amount will be adjusted. In this case, if the Closing Price of the Fund Shares on every Trading Day from the applicable Fixing Date up to and including the related Contingent Coupon Determination Date is less than or equal to approximately 19% to 22% (to be determined on the Pricing Date) of the adjusted Starting Price, the payment you receive on the related Contingent Coupon Payment Date for each Note you then hold may be greater than $10 per Note.

Each dilution adjustment will be effected as follows:

•	in the case of any dividend, distribution or issuance, at the opening of business on the business day next following the record date for determination of holders of the Fund Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Fund, and

•	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided, however, that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution, issuance or repurchase requiring an adjustment as described herein is subsequently canceled by the Fund, or this dividend, distribution, issuance or repurchase fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Price and the specified range relevant to the determination of the Contingent Coupon Amount will be further adjusted to the Starting Price and the specified range which would then have been in effect had adjustment for the event not been made.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, formerly known as The Bank of New York, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE iSHARES® MSCI EMERGING MARKETS INDEX FUND

General

iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund

According to publicly available documents, the iShares® MSCI Emerging Markets Index Fund (the “Fund”) is one of numerous separate investment portfolios called “funds,” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Semi-Annual Report to Shareholders on Form N-CSRS for the six-month period ended February 29, 2008; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended May 31, 2008 and other information with the SEC. iShares, Inc.’s reports and other information are available to the public on the SEC’s website at http://www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus.

The Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of June 30, 2008, the fund’s holdings by country, with such country holding expressed as a percentage of total Fund holdings in parentheses, were: Brazil (16.40%), China (11.99%), South Korea (11.95%), the Russian Federation (10.62%), Taiwan (9.94%), South Africa (7.45%), Mexico (5.56%), India (5.26%), Israel (3.71%), Chile (2.36%), the Czech Republic (2.32%), Thailand (1.95%), Hong Kong (1.88%), Indonesia (1.81%), Hungary (1.45%), Argentina (0.98%), the Philippines (0.87%), Turkey (0.81%), Egypt (0.81%), Malaysia (0.56%), Peru (0.51%), the United States (0.34%) and Colombia (0.10%). As of June 30, 2008, the fund’s five largest holdings were OAO Gazprom (REG S ADR), Samsung Electronics (GDR REG S 144A), Petroleo Brasileiro S.A. (ADR), Taiwan Semiconductor (SP ADR) and Posco (ADR).

The Fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

The Fund’s top portfolio holdings can be found on the iShares® website, available at www.ishares.com. Funds like the iShares® MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the Fund’s top holdings may be requested by calling 1-800-iShares or by visiting the iShares® website.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. iShares, Inc. is not involved in any way in this offering and has no obligation relating to the Notes or to holders of the Notes.

DESCRIPTION OF THE MSCI EMERGING MARKETS INDEX

General

MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of emerging markets. It was launched on April 7, 2003 at an initial price of $33.33. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of October 31, 2007 were as follows: Financials (21.56%), Energy (17.27%), Materials (15.72%), Information Technology (13.61%) and Telecommunication Services (12.07%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI Barra on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS INCLUDED IN IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the MSCI Emerging Markets Index: Underlying Stock Eligibility Criteria and Annual Ranking Review

The selection of the companies and securities for the MSCI Emerging Markets Index is based on the following guidelines:

(i) define the equity universe of listed securities within the emerging market countries;

(ii) adjust the total market capitalization for each security for its respective free float available to foreign investors;

(iii) Classify the universe of securities into industry groups under the Global Industry Classification Standard (“GICS”); and

(iv) Select securities for inclusion according to MSCI’s index construction rules and guidelines.

To determine the free float of a security, MSCI Barra considers the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include: strategic and other shareholdings not considered part of available free float; limits on share ownership for foreign investors; or other foreign investment restrictions which materially limit the ability of foreign investors to freely invest in a particular equity market, sector or security.

MSCI Barra will derive a “Foreign Inclusion Factor” for a company that reflects the percentage of the total number of shares of the company that are not subject to strategic shareholdings and/or foreign shareholder ownership or investment limits. MSCI Barra will then “float-adjust” the weight of each constituent company in the MSCI Emerging Markets Index by the company’s foreign inclusion factor. Typically, securities with a free float adjustment ratio of .15 or less will not be eligible for inclusion in the MSCI Emerging Markets Index.

Once the free float factor has been determined for a security, the security’s total market capitalization is then adjusted by such free float factor, resulting in the free float-adjusted market capitalization figure for the security.

MSCI Barra may add additional companies and securities to the MSCI Emerging Markets Index or subtract one or more of its current companies and securities prior to the expiration date of the Notes. Any such adjustments are made to the MSCI Emerging Markets Index so that the value of the index at the effective date of such change is the same as it was immediately prior to such change.

Each company’s securities are maintained with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets. In maintaining the MSCI Emerging Markets Index, emphasis is also placed on continuity, replicability and on minimizing turnover in the index.

MSCI Barra classifies index maintenance in three broad categories. The first category consists of ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index promptly as they occur. The second category consists of quarterly index reviews aimed at promptly reflecting other significant market events. The third category consists of full country index reviews that systematically re-assess the various dimensions of the equity universe for all emerging market countries and are conducted on a fixed annual timetable.

Ongoing event-related changes to the MSCI Emerging Markets Index are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the index at the time of the event. All changes resulting from corporate events are announced prior to their implementation, provided all necessary information on the event is available.

The quarterly index review process is designed to ensure that the MSCI Emerging Markets Index continues to be an accurate reflection of the evolving emerging markets equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the MSCI Emerging Markets Index at the time of their actual occurrence and that should not wait until the annual index review due to their importance. These quarterly index reviews may result in additions and deletions of MSCI Emerging Markets Index component securities from the MSCI Emerging Markets Index, as well as changes in foreign inclusion factors and in number of shares.

Additions and deletions of securities may result from: the significant over- or under-representation of one or more industry groups as a result of mergers, acquisitions, restructurings or other major market events affecting the industry group; changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limits not implemented immediately; the additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering; the replacement of companies which are no longer suitable industry representatives; the deletion of securities whose company and/or security free float has fallen to less than 15% as a result of a corporate event and which do not meet specified criteria; the replacement of securities resulting from the review of price source for securities with both domestic and foreign board quotations; the deletion of securities that have become very small or illiquid; or other market events.

Significant changes in free float estimates and corresponding changes in the foreign inclusion factors for securities may result from: large market transactions involving strategic shareholders that are publicly announced; secondary offerings that, given the lack of sufficient notice, were not reflected immediately; increases in foreign ownership limits; decreases in foreign ownership limits not applied earlier; corrections resulting from the reclassification of shareholders from strategic to non-strategic, and vice versa; updates to foreign inclusion factors following the public disclosure of new shareholder structures for companies involved in mergers, acquisitions or spin-offs, where different from MSCI Barra’s pro forma free float estimate at the time of the event; large conversions of exchangeable bonds and other similar securities into already existing shares; the end of lock-up periods or expiration of loyalty incentives for non-strategic shareholders; or other events of a similar nature.

Updates in the number of shares are generally small changes in a security’s shares outstanding and may result from, for example, exercise of options or warrants, conversion of convertible bonds or other instruments, share buybacks or cancellations. The implementation of changes resulting from quarterly index reviews occurs on only three dates throughout the year: as of the close of the last business day of February, August and November. The results of the quarterly index reviews are announced at least two weeks prior to their implementation.

The annual full MSCI Emerging Markets Index review includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, an updating of the minimum size guidelines for new and existing constituent securities, as well as changes typically considered for quarterly index reviews. During a full index review, securities may be added to or deleted from the MSCI Emerging Markets Index for a range of reasons, including the reasons discussed in the preceding sentence and the reasons for index changes during quarterly index reviews as discussed above. The results of the annual full index reviews are announced at least two weeks in advance of their effective implementation date as of the close of the last business day in May.

Index maintenance also includes monitoring and completing the adjustments for share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Index maintenance is reflected in the MSCI Emerging Markets Index.

These guidelines and the policies implementing the guidelines are the responsibility of, and, ultimately, subject to adjustment by, MSCI Barra.

We have derived all information regarding the MSCI Emerging Markets Index from publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. (“MSCI”) and Barra, Inc. (“Barra”). MSCI Barra is under no obligation to continue to publish, and may discontinue or suspend the publication of, the MSCI Emerging Markets Index at any time. None of Citigroup Global Markets, Citigroup Funding, Citigroup Inc. or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the MSCI Emerging Markets Index.

Historical Data on the Fund Shares

The Fund Shares have been listed on NYSE Arca under the symbol “EEM” since December 6, 2007. From February 16, 2007 to December 6, 2007, the Fund Shares were listed on the New York Stock Exchange; and from April 7, 2003 to February 15, 2007, the Fund Shares were listed on the American Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and low Closing Prices for the Fund Shares, as reported on the relevant stock exchange, as well as the cash dividends paid per Fund Share.

Holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend

2003 Quarter
First	N/A	N/A	N/A
Second	$13.6222	$12.7800	$0.000000
Third	15.8867	15.1678	0.000000
Fourth	18.1944	16.9744	0.000000

	High	Low	Dividend

2004 Quarter
First	19.7344	18.3856	0.090461
Second	18.1611	16.8522	0.000000
Third	19.1611	18.0267	0.000000
Fourth	22.4078	21.0722	0.268104
2005 Quarter
First	24.6533	21.7778	0.000000
Second(1)	24.3700	23.2000	0.000000
Third	28.3233	26.4000	0.000000
Fourth	29.8333	28.7167	0.329175
2006 Quarter
First	33.2500	30.9167	0.000000
Second	32.1467	27.3367	0.000000
Third	33.1367	31.3300	0.000000
Fourth	38.1500	36.4500	0.524171
2007 Quarter
First	39.0100	35.0333	0.000000
Second	44.4200	41.2167	0.000000
Third	50.1133	44.0333	0.000000
Fourth	53.9833	47.8367	0.000000
2008 Quarter
First	46.7000	42.1667	0.648931
Second	50.0500	44.4333	0.517255
Third(2)	38.8400	31.3300	0.000000
Fourth (through October 6)	33.9000	28.2600	0.000000

(1)	A three-for-one stock split of the Fund Shares became effective on June 8, 2005. These prices have been adjusted to reflect that split.

(2)	A three-for-one stock split of the Fund Shares became effective on July 23, 2008. These prices have been adjusted to reflect that split.

The following graph illustrates the historical performance of the Fund Shares based on the Closing Price thereof on each Trading Day from April 11, 2003 through October 6, 2008. Past movements of the Fund Shares are not indicative of future Fund Share prices.

Daily Closing Prices of the Fund Shares

On October 6, 2008, the Closing Price of the Fund Shares was $28.26.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Contingent Coupons.  Amounts received as contingent coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.  Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the contingent coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the contingent coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $      principal amount of the Notes ( Notes) for $9.725 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of not more than $0.250 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than $0.250 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $0.250 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Fund Shares, the Stocks Included in the MSCI Emerging Markets Index or Related Derivative Instruments by Affiliates of Citigroup Funding” in this Pricing Supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Principal Protected
Contingent Coupon Notes

Based Upon
the iShares® MSCI
Emerging Markets Index Fund
Due 2010
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally
Guaranteed by Citigroup Inc.

Pricing Supplement
          , 2008
(Including
Prospectus Supplement
dated April 13, 2006
and
Prospectus
dated March 10, 2006)